SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

News Release February 6, 2003

New member to join Stora Enso’s Board of Directors

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that shareholders representing more than 50 per cent of the votes in Stora Enso Oyj have confirmed that they will propose to the Annual General Meeting (AGM) to be held on 20 March 2003 that Barbara Kux be elected as a new member of the Board of Directors. They also propose that Krister Ahlström, Claes Dahlbäck, Harald Einsmann, Björn Hägglund, Jukka Härmälä, George W. Mead, Ilkka Niemi, Paavo Pitkänen, Jan Sjöqvist and Marcus Wallenberg, who are currently members of the Board, be re-elected, all to continue in their office until the end of the following AGM.

Swiss-born Mrs. Kux, an executive director at Ford Motor Company in Germany, has extensive experience of top management positions. She held executive positions in Switzerland at Nestlé and ABB overseeing manufacturing, sales, distribution and service operations in European countries before joining Ford. Her background includes a Master of Business Administration degree from INSEAD, and several years as a McKinsey & Co consultant in Germany.

Barbara Kux is also a non-executive director of Hero, a listed Swiss food company, and INSEAD.

Commenting on her new challenge, Barbara Kux says, “Stora Enso has established a strong international market position. I look forward to contributing to its further development in revenues and profitability under challenging global business conditions”.

Josef Ackermann, a member of Stora Enso’s Board since 1998, is not seeking re-election because of his additional tasks and responsibilities on becoming Chairman of the Group Executive Committee and Spokesman of the Board of Managing Directors at Deutsche Bank AG.

For further information, please contact:

Claes Dahlbäck, Chairman, tel. +46 8 614 2000

Jukka Härmälä, CEO, tel. +358 2046 21404

Jyrki Kurkinen, General Counsel, tel. +358 2046 21217

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

www.storaenso.com

www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images

Direct link to selected picture: http://www.storaenso.com/pressimage.asp?ID=BKux

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: February 6, 2003